LCNB Corporation



Total Return Performance
LCNB Corporation
NASDAQ Composite
SNL Midwest OTC-BB and Pink Banks
Index Value
200
175
150
125
100
75
50
25
0
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04

	Period Ending					
Index	**12/31/99**	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**
LCNB Corporation	100.00	51.19	61.25	77.15	114.20	129.11
NASDAQ Composite	100.00	60.82	48.16	33.11	49.93	54.49
SNL Midwest OTC-BB and Pink Banks	100.00	82.42	76.02	97.50	123.07	146.64

Source : SNL Financial LC, Charlottesville, VA **(434) 977-1600**